December 19, 2006

Alcon, Inc.

Bösch 69

P.O. Box 62

Hünenberg, Switzerland

Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 6010

Washington, DC 20549-6010

Ladies and Gentlemen:

On behalf of Alcon, Inc., a company incorporated in Switzerland (“Alcon”)(File No. 001-31269), set forth below is Alcon’s response to the comment on the annual report on Form 20-F for the year ended December 31, 2005 filed by Alcon on March 15, 2006 (the “2005 Form 20-F”) contained in the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated November 14, 2006.

For the convenience of the Staff, the Staff’s comment is reproduced below in its entirety in bold and is followed by the response of Alcon. The page reference below is to the respective document noted in the Staff’s comment.

December 19, 2006

Form 20-F for the year ended December 31, 2005

Item 5. Operating and Financial Review and Prospects

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 49

Staff Comment No. 1

We note that on page 54 you present non-GAAP measures and reconciliations in the form of a non-GAAP adjusted statement of earnings. This format may be confusing to investors because it presents various non-GAAP captions, sub-totals and ratios which have not been individually described to investors. When presenting a non-GAAP measure your filing should include all of the disclosures required by S-K Item 10(e)(1)(i), including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented with accompanying explanation about why you believe each non-GAAP measure provides useful information to investors. To eliminate investor confusion, please remove the non-GAAP adjusted statements of earnings from all future filings. Instead, disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations. Please note that if you file a registration statement incorporation this Form 20-F, that filing would be considered a future filing for purposes of applying this comment.

Alcon’s Response

The information provided in the referenced document was an attempt to provide a reconciliation of certain non-GAAP measures used in Item 5 of the document. In future filings with the Commission, Alcon will refrain from including information that might be interpreted as non-GAAP adjusted financial statements. When presentation of a non-GAAP measure is deemed necessary for a clear understanding of our financial statements, Alcon will include disclosures required by S-K Item 10(e)(1)(i).

December 19, 2006

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of Alcon’s responses to the Staff’s comments, please contact Monte Smith at (817) 615-2853 or the undersigned at the referenced number or in writing at the Company’s U.S. offices located at 6201 South Freeway, Fort Worth, Texas 76134-2099.

If you have no further questions, we will presume that there are no unresolved comments that should be disclosed in Item 4A of Alcon’s Form 20-F for the year ending December 31, 2006.

Very truly yours,

/s/ Jeff Stratton

Jeff Stratton

Vice President, U.S. Operations Finance

& Corporate Controller

(817) 568-6248

BY EDGAR

Copies to:

Jacqualyn Fouse

Monte W. Smith

Elaine Whitbeck, Esq.

Gary Todd

BY FAX